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                                                                     EXHIBIT 4.1


                    CERTIFICATE OF THE POWERS, DESIGNATIONS,
                            PREFERENCES AND RIGHTS OF
                            SERIES B PREFERRED STOCK
                            OF SOLECTRON CORPORATION


       The undersigned, Susan S. Wang, does hereby certify:

       1. That she is the duly elected and acting Senior Vice President, Chief Financial Officer and Secretary of Solectron Corporation, a Delaware corporation (the "CORPORATION").

       2. That, pursuant to the provisions of Section 151(g) of the General Corporation Law (the "DGCL") and pursuant to the authority conferred upon the Board of Directors of the Corporation (the "BOARD") by the provisions of the Amended and Restated Certificate of Incorporation of the Corporation (the "CERTIFICATE OF INCORPORATION") the following resolutions were duly adopted by the Board at a meeting duly held on August 8, 2001, creating a series of preferred stock and fixing the relative powers, preferences, rights, qualifications, limitations and restrictions of such stock. These resolutions are as follows:

       "RESOLVED, that pursuant to authority expressly granted to and vested in the Board by the provisions of the Certificate of Incorporation, the Board does hereby provide for the issuance of a series of preferred stock, par value $0.001 per share, which shall consist of one of the remaining 1,000,000 shares of preferred stock the Corporation now has authority to issue, and the Board does hereby fix and herein state and express the designations, powers, preferences and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions thereof, of the share of such series (in addition the designations, powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, set forth in the Certificate of Incorporation which may be applicable to the preferred stock of this series) as follows:

       Section 1. Designation and Amount. One share of the preferred stock, $0.001 par value per share, of the Corporation is hereby constituted as a series of the preferred stock designated Series B Preferred Stock, $0.001 par value (the "SERIES B PREFERRED").

       Section 2. Dividends. The holder of record of the Series B Preferred shall not be entitled to receive any dividends declared and paid by the Corporation.

       Section 3. Voting Rights. The holder of record of the share of Series B Preferred shall have the following voting rights:

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       (a) Except as otherwise required by law or the Certificate of
Incorporation, the holder of record of the share of Series B Preferred shall have a number of votes equal to the number of votes that the holders of the outstanding Exchangeable Non-Voting Shares ("EXCHANGEABLE SHARES") of Solectron Global Services Canada Inc., a subsidiary of the Corporation existing under the laws of Canada ("EXCHANGECO"), from time to time, which are not owned by the Corporation, any of its subsidiaries or any entity directly or indirectly controlled by or under common control with the Corporation would be entitled to if all such Exchangeable Shares were exchanged by the holders thereof for shares of the Common Stock of the Corporation pursuant to the terms of the Exchangeable Shares, in each case for the election of directors and on all matters submitted to a vote of the stockholders of the Corporation.

       (b) Except as otherwise required by law or the Certificate of Incorporation, the holder of record of the single share of Series B Preferred and the holders of Common Stock of the Corporation shall vote together as one class on all matters submitted to a vote of the stockholders of the Corporation.

       Section 4. Liquidation Preference. Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, and subject to any prior rights of holders of shares of preferred stock ranking senior to the Series B Preferred, the holder of record of the share of Series B Preferred shall be paid an amount equal to $1.00, together with payment to any class of stock ranking equally with the Series B Preferred, and before payment shall be made to holders of any stock ranking on liquidation junior to the Series B Preferred (such amount payable with respect to the Series B Preferred being referred to as the "SERIES B PREFERRED LIQUIDATION PREFERENCE PAYMENT").

       Section 5. Other Provisions.

       (a) Pursuant to the terms of that certain combination agreement, dated as of August 8, 2001, as amended as of September 7, 2001, by and among the Corporation, 3924548 Canada Inc., Exchangeco and C-MAC Industries Inc., a corporation organized under the laws of Canada (the "COMBINATION AGREEMENT"), one share of Series B Preferred is being issued to the trustee (the "TRUSTEE") in exchange for consideration of $1.00 under the Voting and Exchange Trust Agreement, to be entered into pursuant to the Combination Agreement by and among the Corporation, Exchangeco and the Trustee (the "TRUST AGREEMENT").


       (b) The Trustee shall exercise the voting rights attached to the Series B Preferred pursuant to and in accordance with the Trust Agreement. The voting rights attached to the Series B Preferred shall terminate pursuant to and in accordance with the Trust Agreement.

       (c) At such time as the Series B Preferred has no votes attached to it because there are no Exchangeable Shares of Exchangeco outstanding which are not owned by the Corporation or any of its subsidiaries, and there are no shares of stock, debt, options or

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other agreements of Exchangeco which could give rise to the issuance of any
Exchangeable Shares of Exchangeco to any person (other than the Corporation or any of its subsidiaries), the Series B Preferred shall be canceled.

       (d) Pursuant to the provisions of Section 103(d) of the DCL, this certificate shall not become effective until the Effective Time (as defined in the Combination Agreement).


       RESOLVED FURTHER, that the President or any Vice President of the Corporation be, and hereby are, authorized and directed to prepare and file a Certificate of Designation of Rights, Preferences and Privileges in accordance with the foregoing resolution and the provisions of Delaware law and to take such actions as they may deem necessary or appropriate to carry out the intent of the foregoing resolution.


       I further declare under penalty of perjury that the foregoing Certificate of Designation is the act and deed of the Corporation and that the facts set forth herein are true and correct."

       Executed at Milpitas, California on November 29, 2001.




                                       SOLECTRON CORPORATION

                                       By:        /s/ Susan S. Wang
                                          --------------------------------------
                                                    Susan S. Wang

                                          Executive Vice President,
                                          Corporate Development and Secretary